Filed by Health Management Systems, Inc. pursuant to Rule 425 under the
       Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the
                                                Securities Exchange Act of 1934.
                                             Subject Company: HMS Holdings Corp.
                   Commission File Number for Registration Statement: 333-100521

[Health Management systems LOGO]

                                                                January 23, 2003

Dear Health Management Systems Shareholder:

I am contacting you to request your affirmative vote on our proposal to form a holding company. This revised corporate structure will better position each of our businesses for continued success in the future. You will receive a copy of the proxy statement and prospectus, along with your proxy card, during the week of January 27th. Please vote your shares promptly. The affirmative vote of the holders of two-thirds of the outstanding shares of Health Management Systems common stock is required to form the holding company.

These are exciting times at Health Management Systems. We recently announced quarterly results that returned the Company to profitability for the first time in more than two years, and we are focused on a robust agenda. Following the creation of the holding company, the Company's Provider and Payor Services businesses will reside in separate subsidiaries. Among other things, a holding company structure will afford the following benefits:

o Greater opportunity for the individual businesses to identify and promote themselves in their respective marketplaces. As Health Management Systems, Inc., the Payor Services business will be utilizing and building upon a name and identity that is extremely well recognized in the state governmental marketplace in which it has operated for almost twenty years. The Provider Services business will operate as Accordis Inc., a new name more appropriate to the suite of outsourcing services that it now offers to hospitals.

o Reduce the confusion that is inherent in the current structure, with two businesses marketing to related but nonetheless very different healthcare financial services marketplaces.

o Better permit each business to tailor compensation and incentive programs to attract and retain employees with the skill sets appropriate to that business.

Because adoption of a holding company structure will constitute a reorganization with no change in ownership interests, there will be no dilutive impact to the shareholders of the Company. HMS Holdings Corp. stock will trade on NASDAQ under the symbol HMSY and no interruption of trading is anticipated. The proxy statement and prospectus that you will receive describes the proposal in greater detail.

Please vote promptly, even if you plan to attend the special meeting of shareholders scheduled to take place on February 27, 2003. You may vote using the Internet, by telephone, or by returning the proxy card in the envelope provided. Instructions regarding these methods will be included on the proxy card accompanying the proxy statement and prospectus.

We appreciate your consideration and action. If you have any questions, please contact HMS Shareholder Services at (212) 857-5486.

                                            Sincerely,


                                            /s/ William F. Miller III
                                            -----------------------------------
                                            William F. Miller III
                                            Chairman and Chief Executive Officer

A registration statement has been filed with the SEC on Form S-4 which contains a definitive proxy statement and prospectus of HMSY and HMS Holdings Corp. and other relevant documents concerning the holding company proposal. This letter shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. Investors are urged to read the definitive proxy statement and prospectus and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information on the proposed restructuring. Investors can obtain the documents filed with the SEC free of charge at the SEC's Web site (www.sec.gov) under the name of HMS Holdings Corp. In addition, investors may obtain a free copy of the definitive proxy statement and prospectus and other documents filed by HMSY and HMS Holdings Corp. with the SEC by contacting HMSY's Shareholder Services at 212-857-5486. Investors should read the definitive proxy statement and prospectus before making any voting or investment decision.

      HMSY and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HMSY shareholders. HMS Holdings Corp. may also be deemed to be a participant in the solicitation. Investors may obtain additional information regarding HMSY, HMS Holdings Corp. and their respective officers and directors, including beneficial ownership information, by reading the definitive proxy statement and prospectus.